Exhibit 99.1

Pursuant to FINRA Rule 2340, Gladstone Commercial Corporation (the "Company") determined the estimated value as of June 30, 2016 of its Senior Common Stock, $15.00 original issue price per share,with the assistance of a third party valuation service. In particular, the third party valuation service reviewed the amount resulting from the consolidated undepreciated book value of the Company's assets less its contractual liabilities, divided by the number of diluted weighted average shares of the Company's Common Stock outstanding, all as reflected in the Company's consolidated financial statements included in Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 to which this exhibit is attached, which were prepared in conformity with accounting principles generally accepted in the United States of America. Based on this methodology, the Company has determined that the estimated value of its Senior Common Stock as of June 30, 2016 is $18.45 per share.